# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fluence Energy, Inc., CIK 0001868941
CUSIP: 34379V103
Title of class of securities: Class A Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 4601 Fairfax Drive, Suite 600, Arlington, Virginia (VA), 22203
Date of event which requires filing of this statement: 05/15/2026
Amends the filing with accession number 0001441449-26-000009
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Charles Hubbard, Ooredoo Tower (Building 14) Al Dafna St, Street 801 Al Dafna (Zone 61), Doha, Qatar (S3), Zone 61, 0097444990696

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,801,103; shared voting power 0; sole dispositive power 11,801,103; shared dispositive power 0; aggregate amount beneficially owned 11,801,103 (8.9% of the class)
  Comment: The reported percentage is calculated based upon 132,811,490 shares of Class A Common Stock outstanding as of May 1, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 par value
Name of issuer: Fluence Energy, Inc.
Address of issuer's principal executive offices: 4601 Fairfax Drive, Suite 600, Arlington, Virginia (VA), 22203
Comment:
This Amendment No. 1 (the "Amendment") amends the Schedule 13D dated May 18, 2026 (the "Original Schedule 13D") of the Reporting Person regarding the ownership of the Class A Common Stock, par value $0.0001 per share, of Fluence Energy, Inc., a Delaware corporation, by its wholly-owned subsidiary Qatar Holding LLC, a limited liability company formed under the laws of Qatar. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

On May 15, 2026, Qatar Holding LLC sold 2,867,172 shares of Class A Common Stock in an aggregate amount equal to $60,210,612 at $21 per share (the "Transaction").

The Original Schedule 13D was filed in error and should be disregarded. The Reporting Person is eligible to report the Transaction by filing an amendment to its Schedule 13G filed on February 7, 2022 (the "Schedule 13G") pursuant to Rule 13d-1(d). As beneficial owner of more than 5% of the Common Stock who is not otherwise required to file a Schedule 13D, the Reporting Person is filing an amendment to the Schedule 13G to report the Transaction as required by Rule 13d-1(d).

## Signatures
- Qatar Investment Authority: /s/ Mohammed Fahad Al Khulaifi, Mohammed Fahad Al Khulaifi / Head of Compliance and Governance (05/19/2026)